Exhibit 99.5

NEWS RELEASE

Gunnison Copper Provides a Construction Update for the Johnson Camp Mine in Southeast Arizona

March 21, 2025

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS) (“Gunnison” or the “Company”) is pleased to provide a construction update for the fully permitted Johnson Camp Mine (“JCM”), in southeast Arizona.

Further to the last update where it was announced the mining fleet had been mobilized, and mining activities such as pre-stripping had begun (see Gunnison news release dated December 16th), the Company is pleased to report JCM construction activities are progressing well and on track to produce cathode in Q3 2025.

Mining of mineralized material commenced in January 2025 (Figure 1) and is being stockpiled in advance of the completion of the leach pad. Leach pad phase-1 is complete, and phase-2 of the leach pad follows closely behind (Figure 2). With phase-2 advancement we will begin installing Nuton’s processing equipment and ultimately start stacking sulfide and oxide production mineralized material. The Company has completely redesigned and constructed a modern laboratory for on-site material and process analysis (Figure 3). The lab will begin ramping up in April and will be commissioned once production from the leach pad commences. In addition, the Company’s HR group is progressing with its staffing plan, with a focus on hiring locally, and has added exceptional talent to the Gunnison team.

Figure 1 – Blast Hole Drill Rig Preparing a Bench for Mining at JCM

Figure 2 – Leach Pad Overhead View, 8 million square feet with dimensions of approximately 1220m by 640m. Phase 1 shows the protective, crushed rock, over-liner material on bottom half of the image and Phase 2 shows the black under-liner material with over-liner being placed on top.

“The fast pace at which our construction partners continue to progress the Johnson Camp project is nothing short of impressive. In roughly 12 months we will have transformed Gunnison Copper into a nimble open pit copper producer with a future as bright as the Arizona sky we enjoy daily,” noted Robert Winton, SVP Operations of the Company.

Figure 3 – Newly Constructed Material and Process Analysis Laboratory

The Company also announces that long serving Board member, Stephen Axcell, has retired as a director of the Company effective March 20, 2025. Initially appointed in 2018, Mr. Axcell has provided invaluable contributions during his more-than six years as a Board member of the Company and the Company thanks Mr. Axcell for his contributions and support during his tenure.

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ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Gunnison exists to develop and operate copper mines in Southern Arizona to produce fully Made in America finished copper cathode to directly supply American energy, defense, and manufacturing supply chains. Gunnison proudly hires locally, purchases locally, and sells its products locally. Gunnison invests in its employees, their families, and the communities around it. Gunnison operates safely and responsibly with a focus on technology and positive societal impact, while also emphasizing long-term value creation for stakeholders.

Its flagship asset, the Gunnison Copper Project, has a measured and indicated mineral resource containing over 831 million tons with a total copper grade of 0.31% (measured mineral resource of 191.3 million tons at 0.37% and indicated mineral resource of 640.2 million tons at 0.29%), and a preliminary economic assessment (“PEA”) yielding robust economics including an NPV8% of $1.3Billion, IRR of 20.9%, and payback period of 4.1 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is under construction with first copper production expected in Q3 2025, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

For additional information on the Gunnison Project, including the PEA and mineral resource estimate, please refer to the Company’s technical report entitled “Gunnison Project NI 43-101 Technical Report Preliminary Economic Assessment” dated effective November 1, 2024 and available on SEDAR+ at www.sedarplus.ca.

Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of the Company is a Qualified Person as defined by NI 43-101. Mr. Twyerould has reviewed and is responsible for the technical information contained in this news release.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com

ABOUT NUTON

Nuton is an innovative venture that aims to help grow Rio Tinto’s copper business. At the core of Nuton is a portfolio of proprietary copper leaching technologies and capability. Nuton has the potential to economically unlock copper from hard-to-leach ores, including primary sulfides and, in doing so, increase domestic production of critical minerals to support the energy transition. Nuton technologies can achieve market-leading recovery rates and boost copper production in new, ongoing and historical operations, increasing resource utilization and maximizing their value.

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With significantly lower energy and water needs than conventional concentrating and smelting, and the ability to produce copper cathode at the mine site, Nuton offers a reliable source of domestically produced copper, with a short mine-to-metal supply chain and the ambition to set industry-leading ESG credentials.

One of the key differentiators of Nuton is the ambition to produce the world’s lowest footprint copper while having at least one Positive Impact at each of its deployment sites, across its five pillars: water, energy, land, materials and society.

For more information, please visit https://nuton.tech/

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Shawn Westcott T: 604.365.6681

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; and (vi) the exploration and development of the Company’s mineral projects.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the estimation of mineral resources, the realization of resource and reserve estimates, , copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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